

April 1, 2009

Via U.S. Mail

Roger A. Parker
Chief Executive Officer
Delta Petroleum Corporation
370 17th Street, Suite 4300
Denver, Colorado 80202

> **Re:** **Delta Petroleum Corporation**
> **Pre-Effective Amendment No. 1 to**
> **Registration Statement on Form S-3**
> **Filed March 10, 2009**
> **File Number 333-157644**

Dear Mr. Parker:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your filing in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to contact us at the telephone numbers listed at the end of this letter.

Incorporation by Reference, page 2

1. We note your disclosure that you intend to incorporate by reference information from your Form 10-K for your fiscal year ended December 31, 2008.   This Form 10-K incorporates by reference its Part III information from your definitive proxy

statement, which is not yet filed.   In order to have a complete Section 10(a) prospectus, you must either file the definitive proxy statement before the Form S-3 is declared effective or include the Part III information in an amended Form 10-K. See generally Securities Act Forms Compliance and Disclosure Interpretations, Question 123.01, at http://www.sec.gov/divisions/corpfin/guidance/safinterp.htm.

Description of Guarantees of Debt Securities, page 16

2. We note your disclosure that your subsidiaries "may issue guarantees of debt securities . . . under a supplement to an indenture" and the related disclosure under the third bullet point that these guarantees may be "conditional or unconditional". Please provide us with your analysis to support that such guarantees may be registered on this Form S-3.   See General Instruction I.C. to Form S-3.

Opinion of Davis Graham & Stubbs (filed as Exhibit 5.1)

3. Each time that you do a takedown of any of these securities, you must file a "clean" opinion of counsel as an exhibit for any securities you are taking down. Please confirm that you will file the appropriate clean opinions.

4. The fifth paragraph of the opinion requires revision to eliminate inappropriate assumptions and to make the scope of the opinion clear and unambiguous. For example, counsel may not retain the assumptions it includes "to the extent that any of the Guarantors are incorporated under the laws of another jurisdiction." Please obtain and file as an exhibit a new or revised opinion that either (1) is not limited as to jurisdictional scope or (2) includes the necessary opinions regarding the laws of all jurisdictions involved, including those of the states in which the guarantors are incorporated. If counsel will rely on a third party legal opinion or opinions for this purpose, it should make this clear. In that case, you will need to confirm that all required opinions will be filed as exhibits at the appropriate time. See also comment 3, above.

5. Ensure that the new or revised opinion addresses the units and their component parts, as appropriate.

Closing Comments

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

· should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

· the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

· the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact Tracey L. McNeil at (202) 551-3392 or, in her absence, Timothy S. Levenberg, Special Counsel, at (202) 551-3707 with any questions.

Sincerely,

/s/ Timothy S. Levenberg for
H. Roger Schwall
Assistant Director

cc: <u>Via Facsimile</u>
Ronald R. Levine, II
Kristin Lentz
(303) 893-1379